SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002

or

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from to

Commission File Number: 0-27384

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

Capital Corp of the West

Stock Bonus Employee Stock Ownership Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer

CAPITAL CORP OF THE WEST

(Exact name of registrant as specified in its charter)

550 West Main, Merced, CA  95340

(Address of principal executive offices)

Registrant’s telephone number, including area code:    (209) 725-2200

Former name, former address and former fiscal year, if changed since last report:  Not applicable

TABLE OF CONTENTS

Consent of Independent Accountants

Independent Auditors’ Report

Financial Statements

Statement of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits with Fund Information

Notes to Financial Statements

Supplementary Information

Schedule H, PART IV – Form 5500, 2002 - Schedule of Assets Held for Investment Purposes

Officer Signatures

July 15, 2003

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement of Capital Corp of the West, Inc. on Form S-8 of our report dated July 15, 2003, with respect to the financial statements and schedules of the Capital Corp of the West, Inc. Stock Bonus Employee Stock Ownership Plan and 401(k) Plan included in the annual report for the plan for the plan years ended December 31, 2002 and 2001, as filed on Form 11-K with the Securities and Exchange Commission.  We also consent to the use of our name on our report, dated July 15, 2003, with respect to the financial statements and schedules of the Capital Corp of the West, Inc. Stock Bonus Employee Stock Ownership Plan and 401(k) Plan for the years ended December 31, 2002 and 2001, included in the Annual Report on Form 11-K which is filed electronically with the Securities and Exchange Commission.

Cassabon, McIlhatton & Associates, LLP

Certified Public Accountants

July 15, 2003

To The Trustees of

Capital Corp of the West Stock Bonus

Employee Stock Ownership Plan

Independent Auditors’ Report

We have audited the accompanying statements of net assets available for benefits of Capital Corp of the West Stock Bonus Employee Stock Ownership Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Capital Corp of the West Stock Bonus Employee Stock Ownership Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental information included in Schedule H - Financial Information (IRS Form 5500) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cassabon, McIlhatton & Associates, LLP
Certified Public Accountants

Fresno & Merced
California

CAPITAL CORP OF THE WEST

STOCK BONUS EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS,

SUPPLEMENTARY INFORMATION,

AND

INDEPENDENT AUDITORS’ REPORT

DECEMBER 31, 2002 AND 2001

CAPITAL CORP OF THE WEST

STOCK BONUS EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

	2002			2001
	Allocated	Unallocated	Total	Allocated	Unallocated	Total

Assets
Cash and cash equivalents	$—	$162,809	$162,809	$—	$520	$—
Investment in Capital Corp of the West, Common stock, at fair value (Note 3)	4,688,711	—	4,688,711	2,671,653	—	2,671,653

Total Assets	$4,688,711	$162,809	$4,851,520	$2,671,653	$520	$2,672,173

Liabilities	—	—	—	—	—	—

Net assets available for benefits	$4,688,711	$162,809	$4,851,520	$2,671,653	$520	$2,672,173

See accompanying notes and independent auditors’ report.

CAPITAL CORP OF THE WEST

STOCK BONUS EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2002

	Allocated	Unallocated	Total

Additions to net assets

Net unrealized appreciation (depreciation) in market value of investments	$1,673,027	$—	$1,673,027
Interest and Dividends	—	150	150
Stock dividend	203,432	—	203,432
Contributions	—	412,000	412,000
Allocation of 14,513 shares of common stock of Capital Corp of the West, at market	233,775	—	233,775

Total Additions To Net Assets	$2,110,234	$412,150	$2,522,384

Deductions from net assets

Distribution to participants	93,176	94	93,270
Administrative and legal fees	—	15,992	15,992
Allocation of 14,513 shares of common stock of Capital Corp of the West, at market	—	233,775	233,775

Total Deductions From Net Assets	93,176	249,861	343,037

Net Increase (Decrease)	$2,017,058	$162,289	$2,179,347

Net assets available for benefits

Beginning of year	2,671,653	520	2,672,173

End of year	$4,688,711	$162,809	$4,851,520

See accompanying notes and independent auditors’ report.

CAPITAL CORP OF THE WEST

STOCK BONUS EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINACIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

Note 1 - Plan Description:

The following description of the Capital Corp of the West Stock Bonus Employee Stock Ownership Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - Capital Corp of the West’s (Company) predecessor corporation, County Bank established the Plan effective as of December 31, 1981.  On November 1, 1995 the Company was organized as the bank’s holding company for County Bank and the plan was adopted as the Plan for the Company.  The Plan is intended to qualify as a Stock Bonus Employee Stock Ownership Plan (ESOP) as defined in Section 4975(e)(7) of the Internal Revenue Code.  The plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions - Each year, the Company contributes to the Plan an amount determined at the discretion of the Company’s board of directors.

Participant Eligibility and Accounts - Employees of the Company are eligible to participate in the Plan after one year of service and have attained 21 years of age.  Participants who are not employed on the last day of the plan year are generally not eligible for an allocation of company contributions for such year.  Each participant’s account is credited with an allocation of (a) the Company’s contribution, (b) Plan earnings, and (c) forfeitures of terminated participant’s non-vested accounts.  Allocations are based on compensation earned by the participant.

Vesting - Vesting of the participant’s account is based on years of continuous service.  A participant is 100 percent vested after seven years of credited service.

Payment of Benefits - At retirement, age 65, the tenth anniversary of the year in which the Participant commenced participation in the Plan or the termination date (whichever is later), a participant will receive his or her benefits in the form of Qualifying Employer Securities or cash.  Participants shall have the right to demand that their benefits be distributed in the form of Qualifying Employer Securities.

Voting Rights Attributable to Shares - Each participant is entitled to direct the Trustee as to the manner in which voting rights under Employer Securities which are allocated to the account of such participant are to be exercised with respect to a matter which involved the voting of such shares with respect to the approval or disapproval of any corporate merger or consolidation, recapitalization, reclassification, liquidation, dissolution, sale of substantially all assets of a trade or business or such similar transactions.

Plan Termination - The Company reserves the right to terminate the Plan at any time, subject to Plan provisions.  Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.

Note 2 - Summary of Accounting Policies:

Basis of Accounting - The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition - The common shares of the Company are valued at fair market value on December 31, 2002 and 2001.  Fair value is determined by the exchange price on the Nasdaq National Market System on the close of business on December 31, 2002 and 2001.

Note 3 - Investments:

All investments of the Plan are in stock of Capital Corp of the West, the plan sponsor.  The fair value is as follows:

	2002		2001
	Allocated	Unallocated	Allocated	Unallocated

Number of shares	199,096	—	181,129	—

Market	$4,688,711	$—	$2,671,653	$—

Investment in the Company stock is in excess of 5% of the total plan assets.

Note 4 - Forfeitures:

The plan had $46,452 in forfeitures in the December 31, 2002 year that were allocated to participants of the plan.

Note 5 - Restoration of Forfeitures:

At December 31, 2002, there are no benefits to be restored to participants who had less than a five-year break in service and have returned to active participation in the plan.

Note 6 - Administration of Plan Assets:

The Plan’s assets, which consist fully of Capital Corp of the West common shares, are held by the Trustee of the Plan.

Company contributions are held and managed by the Trustee.  The Trustee also makes distributions to participants.

Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  Administrative expenses are paid directly by the Plan.

Note 7 - Tax Status:

The Internal Revenue Service has determined and informed the Company that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code.  The Plan received a favorable determination letter as of October 18, 2002.

CAPITAL CORP OF THE WEST

STOCK BONUS EMPLOYEE STOCK OWNERSHIP PLAN

Supplementary Information

DECEMBER 31, 2002

For calender plan year 2002

Name of plan sponsor:

Capital Corp of the West

Name of plan:

Capital Corp of the West Stock Bonus Employee Stock Ownership Plan

Schedule of Assets Held for Investment Purposes At End of Year

Identity of issue	Description of investment	Value

Capital Corp of the West common stock	Employer Securities	4,688,711

Cash	Money Market Account	162,809

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Stock Bonus Employee Stock Ownership Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Capital Corp of the West

401(k) and Employee Stock Ownership Plan

Date: July 28, 2003

By:	/S/ R. Dale McKinney
R. Dale McKinney
Chief Financial Officer